NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock ('Common Stock') of Endeavour International Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on December 8, 2014, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company’s October 10, 2014 announcement that it and certain of its subsidiaries have each filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. All of the Company’s existing equity securities, including the Common Stock and shares of its preferred stock, were canceled without receiving any distribution. In addition, the Company previously fell below the NYSE’s continued listing standard in Section 802.01B of the Manual which required the Company to maintain either (i) an average global market capitalization over a consecutive 30 trading day period of not less than $50,000,0000 or (ii) stockholders’ equity of not less than $50,000,000. Furthermore, the Company was also below the NYSE’s continued listing standard in Section 802.01C of the Manual requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 day trading period. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. Based on the Company’s October 10, 2014 announcement mentioned above, on October 13, 2014, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on October 10, 2014 and by letter on October 13, 2014. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the opening of the trading session on October 13, 2014 of the suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.